Exhibit 99.1

CREDIT SUISSE AG
Eleven Madison Avenue New York, NY 10010 USA	Telephone Fax	+1 212 325 5200 +1 212 325 6665

Media Release January 7, 2015
Credit Suisse Announces Coupon Amount on its S&P MLP Index ETN (ticker symbol “MLPO”).

•	On January 7, 2015, Credit Suisse announced the Coupon Amount and Fee Shortfall for the S&P MLP Index ETN (“the ETN”) for the period from December 3, 2014 to December 31, 2014 (the “Coupon Period”). Details can be found in the table below.
•	The aforementioned ETN is listed on the NYSE Arca.

ETN Ticker	ETN Name	Ex-Date	Record Date	Coupon Amount	Fee Shortfall	Coupon Payment Date	Coupon Frequency	Current Yield*†
MLPO	S&P MLP Index ETN	N/A	N/A	$0.00	$0.0030	N/A	Quarterly	0.00%

* The “Current Yield” equals the current Coupon Amount annualized and divided by the Closing Indicative Value of the ETN on December 31, 2014.

† The Current Yield does not take into account the Fee Shortfall and is not indicative of future quarterly Coupon Amounts, if any, on the ETNs. The quarterly Coupon Amount, if any, is variable and dependent on the most recent distributions of the MLPs included in the index, and the payment of any Coupon Amount does not represent a fixed periodic interest payment. There can be no assurance that the MLPs included in the index will make any distributions in any future period.

Press Contact

Nicole Sharp, Credit Suisse AG, telephone +1 212-325-8708, nicole.sharp@credit-suisse.com

Credit Suisse ETNs

ETN.Desk@credit–suisse.com, telephone +1 212-538-7333

The ETNs may not be suitable for all investors and should be purchased only by knowledgeable investors who understand the potential consequences of investing in the ETNs. The ETNs are subject to the credit risk of Credit Suisse. You may receive less, and possibly significantly less, than the principal amount of your investment at maturity or upon repurchase or sale. Investors will not have any partnership interests or other rights in the MLPs included in the index. Coupon Amounts on the ETNs will vary and could be zero. An investment in the ETNs involves significant risks. For further information regarding risks, please see the section entitled “Risk Factors” in the applicable pricing supplement.

Media Release
January 7, 2015 Page 2/2

Credit Suisse AG

Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse is able to offer clients its expertise in the areas of private banking, investment banking and asset management from a single source. Credit Suisse provides specialist advisory services, comprehensive solutions and innovative products to companies, institutional clients and high net worth private clients worldwide, and also to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 45,500 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.

Credit Suisse has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this press release relates. Before you invest, you should read the applicable pricing supplement, the prospectus supplement dated March 23, 2012 and the prospectus dated March 23, 2012 that Credit Suisse has filed with the SEC for more complete information about Credit Suisse and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov or clicking the hyperlinks below:

Pricing Supplement:

http://www.sec.gov/Archives/edgar/data/1053092/000089109214009063/e61715_424b2.htm

Alternatively, Credit Suisse or any agent or any dealer participating in this offering will arrange to send you the applicable pricing supplement, prospectus supplement and prospectus if you so request by calling 1-800-221-1037.

This document was produced by and the opinions expressed are those of Credit Suisse as of the date of writing and are subject to change.

Copyright © 2015, CREDIT SUISSE GROUP AG and/or its affiliates. All rights reserved.